UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form	20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date 22 March 2006	By	/s/ Jeffrey Cheung
	Name:	Jeffrey Cheung
	Title:	Deputy Director-Finance

James Blake appointed KCRC’s new CEO

(21 March 2006, Hong Kong) The Managing Board of the Kowloon-Canton Railway Corporation (KCRC) today announced the appointment of Ir James Blake, JP, to be the Chief Executive Officer (Designate) with effect from 22 March 2006. Mr Samuel Lai, Acting Chief Executive Officer will stay on until the completion of a smooth handover of his duties as the Acting Chief Executive Officer to Ir Blake.

Ir Blake was the Senior Director, Capital Projects for the KCRC from 1997 to 2004, responsible for supervising the implementation of the Corporation’s railway expansion programme which included West Rail and the East Rail Extensions projects. Before joining KCRC in 1997, he was Secretary for Works in the Government between 1991 and 1995.

Ir Blake said, “I am honoured to be appointed to this important position at this crucial moment when the Corporation faces a lot of challenges. My priority is to rebuild the staff morale and ensure that they will continue to maintain the high standard of service as they have always done.”

“I will also deal with the Corporation’s issues in relation to the merger and will work closely with Mr Michael Tien, KCRC Chairman, and the Managing Board to increase the Corporation’s transparency and accountability for the best interests of the Corporation and the public.” he added.

- End -